UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SAFEGUARD SCIENTIFICS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

2.625% Convertible Senior Subordinated Notes due March 2024
(Title of Class of Securities)

786449 AG3
(CUSIP Number of Class of Securities)

Brian J. Sisko, Esq.
Senior Vice President and General Counsel
Safeguard Scientifics, Inc.
435 Devon Park Drive, Building 800
Wayne, PA 19087
(610) 293-0600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Justin W. Chairman, Esq.
Richard B. Aldridge, Esq.
Morgan, Lewis, & Bockius LLP
1701 Market Street
Philadelphia, PA 19103
(215) 963-5000
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$31,289,000	$3,633

*	Estimated for purposes of calculating the filing fee only. The purchase price of the 2.625% Convertible Senior Subordinated Notes due March 2024 (the “Securities”), is equal to 100% of the principal amount of those Securities, excluding accrued and unpaid interest and certain other amounts, if any. As of February 18, 2011, there is $31,289,000 in aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $31,300,407.45, including accrued and unpaid interest but excluding certain other amounts, if any.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2011, equals $116.10 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTORY STATEMENT
As required by, pursuant to the terms of and subject to the conditions set forth in the indenture, dated as of February 18, 2004 (the “Indenture”), between Safeguard Scientifics, Inc., a Pennsylvania corporation (the “Company”), and U.S. Bank National Association (as successor in interest to Wachovia Bank, National Association, the initial Trustee), for the Company’s 2.625% Convertible Senior Subordinated Notes due March 2024 (the “Securities”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the Securities to sell and the obligation of the Company to repurchase the Securities as set forth in the Company Repurchase Notice for 2.625% Convertible Senior Subordinated Notes due March 2024, dated February 18, 2011 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).
This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.
Items 1 through 9.
The Company is the issuer of the Securities and is obligated to repurchase all of the Securities if validly surrendered by the Holders under the terms and subject to the conditions set forth in the Put Option. The Securities are convertible into cash and shares of common stock, $0.10 par value per share, of the Company, if any, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. The Company maintains its registered and principal executive offices at 435 Devon Park Drive, Building 800, Wayne, PA 19087 and the telephone number there is (610) 293-0600. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.
Item 10. Financial Statements.
(a) Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to surrender the Securities to the Company because (i) the consideration being paid to Holders surrendering Securities consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Securities and (iv) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.
(b) Not applicable.
Item 11. Additional Information.
(a) Not applicable.
(b) Not applicable.

Item 12. Exhibits.
(a)(1)(A) Issuer Repurchase Notice for 2.625% Convertible Senior Subordinated Notes due March 2024, dated February 18, 2011.
(a)(1)(B) Form W-9.
(a)(5) Press release issued by the Company on February 18, 2011.
(b) Not applicable
(c) Not applicable
(d) Indenture, dated as of February 18, 2004, between the Company, as issuer, and Wachovia Bank, National Association, as Trustee, incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on March 15, 2004.
(g) Not applicable.
(h) Not applicable.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Safeguard Scientifics, Inc.
By:	BRIAN J. SISKO
Brian J. Sisko
Date:	Senior Vice President and General Counsel February 18, 2011

INDEX TO EXHIBITS

Exhibit 99(a)(1)(A)	Issuer Repurchase Notice for 2.625% Convertible Senior Subordinated Notes due March 2024, dated February 18, 2011.

Exhibit 99(a)(1)(B)	Form W-9.

Exhibit 99(a)(5)	Press release issued by the Company on February 18, 2011.

Exhibit 99(d)	Indenture, dated as of February 18, 2004, between the Company, as issuer, and Wachovia Bank, National Association, as Trustee, incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on March 15, 2004.